SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

SECURED FINANCIAL NETWORK, INC.

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

901185207

(CUSIP Number)

Brian D. Corday

415 Cullingworth Drive

Alpharetta, GA 30022

(Name, address and telephone number of person

authorized to receive notices and communications)

August 8, 2006

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

————————————————

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 901185207	Page 2 of 4 Pages

1			NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Brian D. Corday
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3			SEC USE ONLY
4			SOURCE OF FUNDS PF
5			CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6			CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER	5,412,933
	8	SHARED VOTING POWER	0
	9	SOLE DISPOSITIVE POWER	5,412,933
	10	SHARED DISPOSITIVE POWER	0
11			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,412,933
12			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ** [ ]
13			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.2%
14			TYPE OF REPORTING PERSON IN

CUSIP No. 901185207	Page 3 of 4 Pages

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by Brian Corday pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended, to amend the statement on Schedule 13D filed on April 7, 2005 (the “Schedule 13D”), with respect to the common stock, par value $0.001 (the “Common Stock”), issued by Secured Financial Network, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein have the meanings set forth in the Schedule 13D. The information set forth in response to each separate item shall be deemed to be a response to all Items where such information is relevant.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(c) are hereby amended and restated in their entirety as follows:

(a)           The approximate aggregate percentage of Common Stock reported beneficially owned by Mr. Corday is based on 20,633,108 shares outstanding, which is the total number of shares of Common Stock outstanding as of March 31, 2006, as reported by the Issuer in the Issuer’s Form 10-Q relating to the Issuer’s fiscal quarter ending March 31, 2006 filed with the Securities and Exchange Commission. As of the close of business on August 15, 2006, Brian D. Corday beneficially owned 5,412,933 shares of Common Stock, constituting approximately 26.2% of the shares outstanding.

(c)           During the past 60 days, Brian D. Corday has not engaged in any transactions in the Common Stock except for the following sales of Common Stock:

Trade Date	Number of Shares of Common Stock Sold	Price Per Share
08-03-06	7,500	$0.09
08-03-06	7,500	$0.09
08-03-06	12,500	$0.088
08-04-06	10,000	$0.08
08-04-06	15,000	$0.081
08-07-06	10,000	$0.705
08-07-06	15,000	$0.071
08-08-06	5,000	$0.065
08-15-06	20,000	$0.0566
08-15-06	20,000	$0.0556
08-15-06	20,000	$0.0551

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Brian D. Corday
Brian D. Corday